(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-23977 CUSIP NUMBER

For Period Ended: March 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

DUKE CAPITAL CORPORATION

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Full Name of Registrant

Not applicable

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Former Name if Applicable

526 South Church Street

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Address of Principal Executive Office

Charlotte, North Carolina 28202-1803

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

In connection with the preparation of the financial statements for Duke Capital Corporation (the Company) for the three months ending March 31, 2003, the Company determined that the revenues and related expenses for the Duke Energy North America segment were overstated for the three months ending March 31, 2002. This overstatement did not impact net income or cash flows for the Duke Energy North America segment or for the Company for that period and related substantially to the implementation of new accounting guidance issued in 2002, Emerging Issues Task Force Issue No. 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and for Contracts Involved in Energy Trading and Risk Management Activities,” which addresses the gross versus net presentation of certain revenues. Due to the time frame between fully evaluating this overstatement and the Form 10-Q filing deadline, the Company and its independent auditors were unable to review and confirm the accuracy of its conclusions without unreasonable effort prior to the deadline.

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PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert P. Brace	(704)	382-3400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Duke Capital Corporation’s (the Company’s) operating income is anticipated to increase from approximately $340 million for the three months ending March 31, 2002 to approximately $560 million for the three months ending March 31, 2003. The increase in operating income is primarily attributable to increased earnings at the Company’s Natural Gas Transmission segment related to the assets acquired as part of the March 2002 acquisition of Westcoast Energy Inc. Net income is anticipated to decrease from approximately $175 million in the three months ending March 31, 2002 to approximately $155 million for the three months ending March 31, 2003. The decrease in net income is primarily due to higher interest expense in the three months ending March 31, 2003 of approximately $140 million and the cumulative effect of a change in accounting principles, net of tax of approximately $50 million.

DUKE CAPITAL CORPORATION

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2003	By:	/s/ Robert P. Brace
Robert P. Brace Chairman of the Board and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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